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As filed with the Securities and Exchange Commission on March 12, 2003

Registration No. 333-81913

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WASHINGTON REAL ESTATE INVESTMENT TRUST
(Exact name of Registrant as specified in its charter)

MARYLAND (State or other jurisdiction of incorporation or organization)	53-0261100 (I.R.S. Employer Identification No.)

6110 Executive Boulevard
Suite 800
Rockville, Maryland 20852
(301) 984-9400
(Address, including zip code, and telephone number of Registrant's principal executive offices)

Ms. Sara Grootwassink
Chief Financial Officer
6110 Executive Boulevard
Suite 800
Rockville, Maryland 20852
(301) 984-9400
(Name, address, including zip code, and telephone number of agent for service)

The Commission is requested to send copies of all communications to:

Jeffrey E. Jordan, Esq. Arent Fox Kintner Plotkin & Kahn, PLLC 1050 Connecticut Avenue, N.W. Washington, D.C. 20036 (202) 857-6473	Catherine S. Gallagher, Esq. Vinson & Elkins L.L.P. 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 639-6544

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date hereof.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Explanatory Note

        The consolidated financial statements and schedule of Washington Real Estate Investment Trust and Subsidiaries appearing in Washington Real Estate Investment Trust's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in this Registration Statement on Form S-3, No. 333-81913, as amended by this Post-Effective Amendment No. 1. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        This Post-Effective Amendment No. 1 is being filed solely to add exhibit 23(a) (the consent of Ernst & Young LLP) to this Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Item 16. Exhibits

1.
Form of Underwriting Agreement

(a)
Form of Underwriting Agreement for debt securities (1)

(b)
Form of Underwriting Agreement for preferred shares, common shares and common share warrants (1)

2.
Plan of acquisition, reorganization, arrangement, liquidation or succession

(a)
Agreement and Articles of Merger dated June 20, 1996 (2)

4.
Instruments defining the rights of security holders

(a)
Declaration of trust dated April 5, 1996. (incorporated by reference to exhibit 3 of Form 8-B dated July 10, 1996)

(b)
Amendment to declaration of trust dated September 21, 1998. (incorporated by reference to exhibit 3 of Form 10-Q for the quarter ended September 30, 1998)

(c)
Amendment to declaration of trust dated June 24, 1999 (5)

(d)
Proposed amendment to the registrant's declaration of trust. (4)

(e)
Form of Articles of Amendment setting forth the designations of a series of preferred shares (4)

(f)
Indenture relating to senior securities, dated as of August 1, 1996, between the registrant and The First National Bank of Chicago (now called Bank One Trust Company, N.A.), as trustee (3)

(g)
Form of Indenture relating to subordinated securities (1)

(h)
Form of senior securities (4)

(i)
Form of subordinated securities (4)

(j)
Form of common share warrant agreement (4)

5.
Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC re validity of securities registered (5)

12.
Statements re computation of ratios (5)

23.
Consents of experts and counsel

(a)
Consent of Ernst & Young LLP (Filed herewith)

(b)
Consent of Argy, Wiltse & Robinson, P.C. (incorporated by reference to exhibit 23 of Amendment to No. 1 to Form 8-K dated January 15, 2002)

(c)
Consent of Arent Fox Kintner Plotkin & Kahn, PLLC (counsel): included in exhibit 5

24.
Power of attorney (5)

25.
Statement of eligibility of trustee.

(a)
Statement of eligibility and qualification on Form T-1 of The First National Bank of Chicago (now called Bank One Trust Company, N.A.), as Senior Indenture trustee (5)

(b)
Statement of eligibility and qualification on Form T-1 of Subordinated Indenture Trustee (4)

(1)
Incorporated by reference to the exhibit of the same designation in the registrant's Registration Statement on Form S-3 (File No. 333-23157) dated March 12, 1997.

(2)
Incorporated by reference to exhibit 99 to the registrant's Form 8-B dated July 10, 1996.

(3)
Incorporated by reference to exhibit 4 to the registrant's Form 8-K dated August 13, 1996.

(4)
To be filed by amendment or incorporated by reference in connection with the offering of the offered securities.

(5)
Previously filed as exhibit to the registrant's Registration Statement on Form S-3 (File No. 333-81913) dated June 30, 1999.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 12th day of March, 2003.

WASHINGTON REAL ESTATE INVESTMENT TRUST
By:	/s/ EDMUND B. CRONIN, JR. Edmund B. Cronin, Jr. Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ EDMUND B. CRONIN, JR. EDMUND B. CRONIN, JR.	Trustee, Chairman, President and Chief Executive Officer	March 12, 2003
JOHN M. DERRICK, JR.	Trustee	March , 2003
/s/ CLIFFORD M. KENDALL* CLIFFORD M. KENDALL	Trustee	March 12, 2003
/s/ JOHN P. MCDANIEL* JOHN P. MCDANIEL	Trustee	March 12, 2003
CHARLES T. NASON	Trustee	March , 2003
/s/ DAVID M. OSNOS DAVID M. OSNOS	Trustee	March 12, 2003
SUSAN J. WILLIAMS	Trustee	March , 2003
/s/ SARA L. GROOTWASSINK SARA L. GROOTWASSINK	Chief Financial Officer	March 12, 2003
/s/ LAURA M. FRANKLIN LAURA M. FRANKLIN	Senior Vice President Accounting and Administration (chief accounting officer)	March 12, 2003
* By:	/s/ EDMUND B. CRONIN, JR. EDMUND B. CRONIN, JR. Attorney-in-Fact	March 12, 2003

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  Explanatory Note
  Item 16. Exhibits
SIGNATURES